

January 20, 2015

<u>Via e-mail</u>
Dennis M. Craven
Executive Vice President and Chief Financial Officer
Chatham Lodging Trust
50 Cocoanut Row, Suite 211
Palm Beach, FL 33480

      RE: **Chatham Lodging Trust**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 11, 2014
              File No. 001-34693

Dear Mr. Craven:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Eric McPhee

              Eric McPhee
              Accountant